ARTHUR ANDERSEN LLP






                 THE ARKLAHOMA CORPORATION

                 FINANCIAL STATEMENTS AS OF
                 NOVEMBER 30 , 1998 AND 1997
                 TOGETHER WITH REPORT OF
                 INDEPENDENT PUBLIC ACCOUNTANTS


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                               ARTHUR ANDERSEN LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of The Arklahoma Corporation:

We have audited the accompanying balance sheets of The Arklahoma Corporation (an Arkansas corporation) as of November 30, 1998 and 1997, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Arklahoma Corporation as of November 30, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/Arthur Andersen LLP
Oklahoma City, Oklahoma,
   December 18,1998





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                            THE ARKLAHOMA CORPORATION

                                 BALANCE SHEETS

                            NOVEMBER 30,1998 AND 1997


                    ASSETS                               1998             1997
                    ------


UTILITY PLANT:
   Electric plant in service, at cost                   $2,561,863    $2,561,863
     Less-Accumulated depreciation                       2,249,240     2,249,240
                                                        ----------    ----------

          Total utility plant                              312,623       312,623
                                                        ----------    ----------

CURRENT ASSETS:
   Cash and cash equivalents                               122,340       121,095
   Accounts receivable                                        --             500
                                                        ----------    ----------

          Total current assets                             122,340       121,595
                                                        ----------    ----------

          Total assets                                  $  434,963    $  434,218
                                                        ==========    ==========

        CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
   Common stock, par value $100 per share, 12,000 shares
     Authorized, 500 shares outstanding                 $   50,000    $   50,000
   Retained earnings                                       311,241       308,616
                                                        ----------    ----------

          Total capitalization                             361,241       358,616
                                                        ----------    ----------

CURRENT LIABILITIES:
   Accounts payable                                          5,872         5,787
   Accounts payable to affiliated companies                  7,558         9,523
                                                        ----------    ----------

          Total current liabilities                         13,430        15,310
                                                        ----------    ----------

DEFERRED CREDITS:
   Deferred income taxes                                    60,292        60,292
                                                        ----------    ----------

          Total liabilities                                 73,722        75,602
                                                        ----------    ----------

          Total capitalization and liabilities          $  434,963    $  434,218
                                                        ==========    ==========

       The accompanying notes are an integral part of these balance sheets.






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                            THE ARKLAHOMA CORPORATION

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                  FOR THE YEARS ENDED NOVEMBER 30,1998 AND 1997



                                                    1998              1997
                                               ---------------    --------------
REVENUES:
     Interest income                                  $11,422           $10,303
     Other                                                 --               500
                                               ---------------    --------------

          Total revenue                                11,422            10,803
                                               ---------------    --------------

EXPENSES:
     Administrative and general                         7,900             7,078
     Other                                                434               478
                                               ---------------    --------------

          Total expenses                                8,334             7,556
                                               ---------------    --------------

          Income before Federal and state
           income taxes                                 3,088             3,247

FEDERAL AND STATE INCOME TAXES                            463               498
                                               ---------------    --------------

NET INCOME                                              2,625             2,749

RETAINED EARNINGS, beginning of year                  308,616           305,867
                                               ---------------    --------------

RETAINED EARNINGS, end of year                      $ 311,241         $ 308,616
                                               ===============    ==============

  The accompanying notes are an integral part of these financial statements.



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                            THE ARKLAHOMA CORPORATION

                            STATEMENTS OF CASH FLOWS

                       FOR THE YEARS ENDED NOVEMBER 30,1998 AND 1997

                                                            1998        1997
                                                         ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                            $   2,625    $   2,749
   Change in current assets and liabilities
      Accounts receivable                                      500       29,251
      Accounts payable                                      (1,880)     (66,848)
                                                         ---------    ---------

          Net cash provided by (used in) operating
           activities                                        1,245      (34,848)
                                                         ---------    ---------

NET INCREASE (DECREASE) IN CASH EQUIVALENTS                  1,245      (34,848)

CASH AND CASH EQUIVALENTS, beginning of year               121,095      155,943
                                                         ---------    ---------

CASH AND CASH EQUIVALENTS, end of year                   $ 122,340    $ 121,095
                                                         =========    =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
   Net cash paid during the year for income taxes        $     487    $     217
                                                         =========    =========


    The accompanying notes are an integral part of these financial statements.




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                            THE ARKLAHOMA CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                            NOVEMBER 30,1998 AND 1997

1. OPERATIONS:

The Arklahoma Corporation's (the "Company") utility plant consists principally of transmission facilities which are being leased to its three stockholder companies from year to year. Pursuant to the terms of the lease agreement, the lessees have agreed to pay all operating costs, including maintenance, repairs, insurance and taxes assessed upon the properties. Such amounts totaled approximately $730,000 and $680,000 in fiscal years 1998 and 1997, respectively.

Under the terms of the current lease agreement, annual rentals have been discontinued but can be reinstated upon the agreement of the Company and the lessees.

2. CASH AND CASH EQUIVALENTS:

For purposes of these financial statements, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. These investments are carried at cost, which approximates market.

3. UTILITY PLANT:

Through fiscal year 1980, depreciation was provided using a straight-line rate based on the electric plant's estimated composite service life of 33 years with a salvage value of 10%. The utility plant became fully depreciated for financial reporting purposes in fiscal year 1980, and no depreciation was provided in fiscal years 1981, 1982 or 1983. In 1984, the Company acquired additional property, which was depreciated over the remaining term of the lease. For income tax reporting purposes, depreciation was calculated using a straight-line rate with no estimated salvage value and an estimated useful life extended to December 1988. All property was fully depreciated as of December 31, 1988.

4. INCOME TAXES:

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." This statement requires the liability method of accounting for income taxes. Under the liability method, the deferred tax liability, or asset, is determined based on the difference between the tax reporting and financial reporting bases of assets and liabilities. The effect on deferred taxes of a change in tax rates will be recognized in income in the period of the enactment of the rate change.


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Deferred  income taxes resulted from temporary  differences in financial  versus tax bases of fixed assets. The net tax liability is reflected as a deferred income tax liability in the accompanying balance sheets.

The Company has an Oklahoma state net operating loss carryforward available to reduce future Oklahoma State income taxes payable. The carryforward as of November 30, 1998, is $16,883 for book purposes and $22,263 for tax return purposes and begins to expire in 2002.

The Company had an Arkansas state net operating loss carryforward of $1,039, which expired during 1998.

5. CONTINGENCY:

The Company and each of its three stockholder companies were party to an action concerning an aircraft colliding into the Company's transmission line. In 1996, the case was settled in the amount of $30,000. The three stockholder companies were billed by the Company for reimbursement. Management received payment from the stockholder companies in early 1997.